For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Phase II Nickel Acquisition, Saskatchewan

New Project Acquired Adjacent to Nickel Plats

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Acquisition of historical Nickel Deposit

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PFN expanding Nickel & PGM Divisions

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4,000 meter drill program in progress adjacent to Xstrata Nickel’s Montcalm mine, Timmins, Ontario

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Aggressive acquisition phase nickel/platinum group metals

June 28, 2007, Vancouver, BC – Further to the announcement dated June 14, 2007, Pacific North West Capital Corp. (PFN) has completed its second phase of property acquisitions adjacent to the Nickel Plats property. An additional five square kilometres has been added to the Nickel Plats project.

The additional claims are considered to be the strike extension of the Nickel-Copper mineralization identified on the Nickel Plats project.

PFN’s aggressive acquisition program will continue throughout 2007 in order to position the Company and its shareholders for what management believes will be the largest expansion in Nickel exploration since the early 1990s.  Harry Barr, President & CEO of Pacific North West Capital stated, “We are in the early stages of acquiring and generating new Nickel projects with the objective, simply stated, to control one of the largest Nickel exploration portfolios in North America ”. PFN’s technical team is preparing the summer exploration program which will consist of geophysics and ground proofing in preparation for a fall/winter drill program. PFN’s acquisition team is finalizing several new nickel acquisitions in Saskatchewan and throughout Canada.

About Nickel Plats Project

The Nickel Plats Project is approximately 50 km north of LaRonge Saskatchewan.  The property covers a nickel-copper occurrence within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusive plug.  Exploration work in the mid sixties (23 drill holes 15 inclined, 8 vertical) indicated an open pit resource of 4.2 million tons grading 0.30% Ni and 0.08% Cu.  In the late 1980s, additional definition drilling (6 inclined holes) indicated an underground resource of 1.7 million tons grading 0.74% combined nickel-Copper (Non-43-101 compliant). Pacific North West Capital’s objective is to bring the initial resource to a 43-101 compliant status by compiling all the historical information into a computer data base along with defining the mineralization with additional geophysical and geological surface surveys.  Furthermore, the region is also being evaluated for other Intrusive targets, through compilation of government data bases.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN  OTCBB.PAWEF  Frankfurt.P7J) is a North American industry leader in the search for Platinum Group Metals (PGMs) and Nickel.

Management’s corporate philosophy is to be Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production.  To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and Soquem.

The company has approximately $8 million in working capital and securities.

In late 2004 PFN established a Nickel Division that is expanding and to date has an Option / Joint Venture in the Timmins Mining District with Xstrata. An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.69 million on the project to date. In May, a diamond drill program commenced to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).  The program was expanded to 4000 meters in June 2007.

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western hemisphere, recently purchased an initial 11% of PFN and has followed its position in two recent financings and currently has approximately 10% of the PFN.

PFN and Stillwater have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project. The Letter Agreement also provides for Stillwater to fund reconnaissance on other Alaskan PFN exploration projects with the provision for Stillwater to enter into an option/joint venture agreements on the Goodnews Bay Project and 1 or more of the reconnaissance projects in Alaska.

Under the terms of the Letter Agreement, Stillwater will spend $4 million to earn 50% of GBPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first. Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

Under the Reconnaissance portion of the Letter Agreement, Stillwater will expend $500,000 in 2007 which will allow it to inspect several of PFN's proposed projects. In event Stillwater elects to continue participating in one or more projects, they will automatically be able to enter into one or more agreements identical to the Goodnews Bay. Pacific North West Capital is the project operator.

In addition, PFN is exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured resource is 8.53 million tonnes containing 353,200 ounces of palladium (1.29 g/t), 116,800 ounces of platinum (0.43 g/t) and 20,400 ounces of gold (0.07 g/t) and an indicated resources of 22.02 million tonnes containing 600,700 ounces of palladium (0.85 g/t),  212,800 ounces of platinum (0.30 g/t) and 39,000 ounces of gold (0.06 g/t) with an additional inferred resource of 2.39 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd) (PFN press release March 22, 2007) . The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. Management recently presented Anglo Platinum with the 2008 work program and budget.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.  The summer exploration program has begun on this project.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America more specifically in Labrador, Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The company has over $8 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	June 28, 2007